UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                       UNIVERSAL AMERICAN FINANCIAL CORP.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                    913377107
                                 (CUSIP Number)

                            Capital Z Partners, Ltd.
                               54 Thompson Street
                               New York, NY 10012
                           Attention: Mr. Craig Fisher
                             Tel. No. (212) 965-0800
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 22, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  913377107                                                Page 2 of 13

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Financial Services Fund II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS


--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

          NUMBER OF                           20,180,892
                                  ----------------------------------------------
          SHARES                       8      SHARED VOTING POWER

BENEFICIALLY OWNED BY EACH                    -0-
                                  ----------------------------------------------
         REPORTING                     9       SOLE DISPOSITIVE POWER

          PERSON                               20,180,892
                                  ----------------------------------------------
           WITH                       10      SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,180,892
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)

          34.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

CUSIP No.  913377107                                                Page 3 of 13

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Financial Services Private Fund II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

          NUMBER OF                           106,844
                                  ----------------------------------------------
          SHARES                       8      SHARED VOTING POWER

BENEFICIALLY OWNED BY EACH                    -0-
                                  ----------------------------------------------
         REPORTING                     9      SOLE DISPOSITIVE POWER

          PERSON                              106,844
                                  ----------------------------------------------
           WITH                       10      SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          106,844
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)

          0.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

CUSIP No.  913377107                                                Page 4 of 13

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Partners, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

          NUMBER OF                           20,287,736
                                  ----------------------------------------------
          SHARES                       8      SHARED VOTING POWER

BENEFICIALLY OWNED BY EACH                    -0-
                                  ----------------------------------------------
         REPORTING                     9       SOLE DISPOSITIVE POWER

          PERSON                               20,287,736
                                  ----------------------------------------------
           WITH                       10      SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

          20,287,736
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)

          35.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------


----------
(1) Solely in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

CUSIP No.  913377107                                                Page 5 of 13

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Z Partners, Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO ITEMS 2(d) or 2(e)                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

          NUMBER OF                           20,287,736
                                  ----------------------------------------------
          SHARES                       8      SHARED VOTING POWER

BENEFICIALLY OWNED BY EACH                    -0-
                                  ----------------------------------------------
         REPORTING                     9       SOLE DISPOSITIVE POWER

          PERSON                               20,287,736
                                  ----------------------------------------------
           WITH                       10      SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

          20,287,736
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)

          35.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


----------
(1) Solely in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

CUSIP No.  913377107                                                Page 6 of 13


AMENDMENT NO. 2 TO SCHEDULE 13D

                This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend the Schedule 13D, dated as of August 10, 1999, as amended by Amendment No. 1 to Schedule 13D, dated July 18, 2001 (the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp., a New York corporation (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the meanings set forth in the Original 13D.

ITEM 1.         SECURITY AND ISSUER

                This Statement on Schedule 13D is being filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Cap Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Cap Z L.P.") and Capital Z Partners, Ltd., a Bermuda exempt company ("Cap Z Ltd.") (collectively, the "Reporting Persons"). On June 22, 2005, Cap Z Fund II and Cap Z Private Fund II sold an aggregate of 5,000,000 shares of common stock of the Company in a public offering.

ITEM 2.         IDENTITY AND BACKGROUND

                Item 2 is hereby amended and restated in its entirety as follows:

                (a) This Statement on Schedule 13D is being filed by the "Reporting Persons".


                (b) - (c)

                CAP Z FUND II

                Cap Z Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II invests in parallel with Cap Z Private Fund II. The principal business address of Cap Z Fund, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Cap Z L.P., the sole general partner of Cap Z Fund II, is set forth below.

                CAP Z PRIVATE FUND II

                Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Private Fund II invests in parallel with Cap Z Fund II. The principal business address of Cap Z Private Fund II, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z L.P., the sole general partner of Cap Z Private Fund II, is set forth below.

                CAP Z L.P.

                Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Capital Z Fund II and Cap Z Private Fund, II. The principal address of Cap Z L.P., which also

CUSIP No.  913377107                                               Page  7 of 13



serves as its principal office, is 54 Thompson Street, New York, NY 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Cap Z Ltd., the sole general partner of Cap Z L.P., is set forth below.

                CAP Z LTD.

                Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P. The principal address of Cap Z Ltd., which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

        NAME                        BUSINESS ADDRESS                PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------------           ---------------------           ---------------------------------------
Robert A. Spass                  54 Thompson Street              Chairman of the Board of Directors of
                                 New York, NY  10012             Cap Z Ltd.

Laurence W. Cheng                54 Thompson Street              CEO and Director of Cap Z Ltd.
                                 New York, NY  10012

Bradley E. Cooper                54 Thompson Street              Senior Vice President and Director of
                                 New York, NY  10012             Cap Z Ltd.

Mark K. Gormley                  54 Thompson Street              Senior Vice President and Director of
                                 New York, NY  10012             Cap Z Ltd.

Roland V. Bernardon              54 Thompson Street              Chief Financial Officer and Treasurer
                                 New York, NY  10012             of Cap Z Ltd.

Craig Fisher                     54 Thompson Street              General Counsel of Cap Z Ltd.
                                 New York, NY  10012

                (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Laurence W. Cheng who is a citizen of Canada.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                No change.

ITEM 4.         PURPOSE OF TRANSACTION

                No change.

CUSIP No.  913377107                                               Page  8 of 13


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

                Item 5 is hereby amended and restated in its entirely as follows:

                (a)

                CAP Z FUND II AND CAP Z PRIVATE FUND II

                Cap Z Fund II is the beneficial owner of 20,180,892 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 57,735,038 shares of Common Stock outstanding (as of May 1, 2005, as reported in the Company's Prospectus Supplement, filed pursuant to Rule 424(b)(2), dated June 3, 2005, represents approximately 34.9% of the outstanding shares of Common Stock.

                Cap Z Private Fund II is the beneficial owner of 106,844 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 57,735,038 shares of Common Stock outstanding (as of May 1, 2005, as reported in the Company's Prospectus Supplement, filed pursuant to Rule 424(b)(2), dated June 3, 2005), represents approximately 0.2% of the outstanding shares of Common Stock.

                Because Cap Z Fund II and Cap Z Private Fund invest in parallel, they may be deemed to be a group for purposes of Rule 13d-3. Each of Cap Z Fund II and Cap Z Private Fund II disclaims the existence of such a group and disclaims beneficial ownership of any shares of Common Stock owned by the other.

                CAP Z L.P.

                In its capacity as the sole general partner of Capital Z Fund II and Cap Z Private Fund II, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 20,287,736 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 57,735,038 shares of Common Stock outstanding (as of May 1, 2005, as reported in the Company's Prospectus Supplement, filed pursuant to Rule 424(b)(2), dated June 3, 2005), represents approximately 35.1% of the outstanding shares of Common Stock.

                CAP Z LTD.

                In its capacity as the sole general partner of Capital Z L.P., Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 20,287,736 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 57,735,038 shares of Common Stock outstanding (as of August 1, 2001, as reported in the Company's Prospectus Supplement, filed pursuant to Rule 424(b)(2), dated June 3, 2005), represents approximately 35.1% of the outstanding shares of Common Stock.

                (b)

                Cap Z Fund II

                1.   Sole power to vote or to direct the vote                     20,180,892

                2.   Shared power to vote or to direct the vote                           --

CUSIP No.  913377107                                               Page  9 of 13



                3.   Sole power to dispose or to direct the disposition           20,180,892

                4.   Shared power to dispose of or to direct the disposition              --


                Cap Z Private Fund II

                1.   Sole power to vote or to direct the vote                        106,844

                2.   Shared power to vote or to direct the vote                           --

                3.   Sole power to dispose or to direct the disposition              106,844

                4.   Shared power to dispose of or to direct the disposition              --


                Cap Z L.P.

                1.   Sole power to vote or to direct the vote                             --

                2.   Shared power to vote or to direct the vote                   20,287,736

                3.   Sole power to dispose or to direct the disposition                   --

                4.   Shared power to dispose of or to direct the disposition      20,287,736


                Cap Z Ltd.

                1.   Sole power to vote or to direct the vote                             --

                2.   Shared power to vote or to direct the vote                   20,287,736

                3.   Sole power to dispose or to direct the disposition                   --

                4.   Shared power to dispose of or to direct the disposition      20,287,736


                (c) On June 22, 2005, Cap Z Fund II and Cap Z Private Fund II sold 5,000,000 shares, collectively. The sales were made pursuant to an Underwriting Agreement, dated as of June 16, 2005, among Cap Z Fund II, Cap Z Private Fund II, the Company, Lehman Brothers Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters named therein.

                (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

CUSIP No.  913377107                                               Page 10 of 13


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

                No change.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                Item 5 is hereby amended to replace Exhibit 7.3 with the following:


Exhibit 7.3 Joint Filing Agreement, dated June 23, 2005 among Cap Z Fund II, Cap Z Private Fund II, Cap Z L.P. and Cap Z Ltd.

CUSIP No.  913377107                                               Page 11 of 13


                                    Signature

                After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 23, 2005

                                CAPITAL Z FINANCIAL SERVICES
                                FUND II, L.P., a Bermuda limited partnership

                                By:   Capital Z Partners, L.P., a Bermuda
                                      limited partnership, its General Partner

                                By:   Capital Z Partners, Ltd., a Bermuda
                                      exempt company, its General Partner


                                      By: /s/ Craig Fisher
                                          -------------------------------------
                                          Name:   Craig Fisher
                                          Title:  General Counsel


                                CAPITAL Z FINANCIAL SERVICES PRIVATE
                                FUND II, L.P., a Bermuda limited partnership

                                By:   Capital Z Partners, L.P., a Bermuda
                                      limited partnership, its General Partner

                                By:   Capital Z Partners, Ltd., a Bermuda
                                      exempt company, its General Partner


                                      By: /s/ Craig Fisher
                                          -------------------------------------
                                          Name:   Craig Fisher
                                          Title:  General Counsel


                                CAPITAL Z PARTNERS, L.P.,
                                a Bermuda limited partnership

                                By:   Capital Z Partners, Ltd., a Bermuda
                                      exempt company, its General Partner


                                      By: /s/ Craig Fisher
                                          -------------------------------------
                                          Name:   Craig Fisher
                                          Title:  General Counsel

CUSIP No.  913377107                                               Page 12 of 13



                                CAPITAL Z PARTNERS, LTD.,
                                a Bermuda exempt company


                                      By: /s/ Craig Fisher
                                          -------------------------------------
                                          Name:   Craig Fisher
                                          Title:  General Counsel

CUSIP No.  913377107                                               Page 13 of 13



                                  EXHIBIT INDEX

        The Exhibit Index is hereby amended to replace Exhibit 7.3 with the following:


Exhibit 7.3     Joint Filing Agreement, dated June 23, 2005 among
                Cap Z Fund II, Cap Z Private Fund II, Cap Z L.P.
                and Cap Z Ltd.